Filed by Magellan Midstream Holdings, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Holdings, L.P.

Commission File No.: 001-32745

NYSE: MMP and MGG

Date:	July 20, 2009

Contact:	Paula Farrell
(918) 574-7650
paula.farrell@magellanlp.com

Magellan Midstream Sets Record and Meeting Dates for Simplification Votes

TULSA, Okla. – Magellan Midstream Partners, L.P. (NYSE: MMP) and Magellan Midstream Holdings, L.P. (NYSE: MGG) announced today that separate unitholder special meetings will be held in Tulsa, Oklahoma on Sept. 25, 2009 for unitholders of record of each partnership on July 27, 2009 to vote on the previously announced proposed simplification of the partnerships’ capital structure and related matters pursuant to the Agreement Relating to Simplification of Capital Structure dated as of March 3, 2009 by and among MMP, MGG and their respective general partners.

About Magellan Midstream Partners, L.P.

Magellan Midstream Partners, L.P. (NYSE: MMP) is a publicly traded partnership formed to own, operate and acquire a diversified portfolio of energy assets. The partnership primarily transports, stores and distributes refined petroleum products. More information is available at http://www.magellanlp.com.

About Magellan Midstream Holdings, L.P.

Magellan Midstream Holdings, L.P. (NYSE: MGG) is a publicly traded partnership formed to own the general partner interest and 100% of the incentive distribution rights in MMP. More information is available at http://www.mgglp.com.

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Portions of this document may constitute forward-looking statements as defined by federal law. Although management believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Additional information about issues that could lead to material changes in performance is contained in filings with the Securities and Exchange Commission (SEC) for both partnerships.

MMP and MGG have filed a joint proxy statement/prospectus and other documents with the SEC in relation to the proposed simplification of their capital structure. Investors and security holders are urged to read these documents carefully because they contain important information regarding MMP, MGG and the simplification. Once finalized, a definitive joint proxy statement/prospectus will be sent to unitholders of MMP and MGG seeking their approvals as contemplated by the simplification agreement. Once available, investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about MMP and MGG at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (877) 934-6571 or by accessing www.magellanlp.com or www.mgglp.com.

MMP, MGG and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in the annual report and proxy statement for each partnership as filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.